
10013155


SEC MAIL
RECEIVED
PROCESSING
AUG 1 6 2010
WASH. D.C.
211
SECTION

OFFERING CIRCULAR MODEL B

AMENDED REGULATION A OFFERING CIRCULAR

FOR THE

INTERSTATE FINANCIAL GROUP INC.

Item 1. Cover Page

The cover page of the offering circular shall include the following information :

(a) Interstate Financial Group Inc.;

(b) 6957 NW Expressway #133 Oklahoma City, Ok. 73132 ,866-881-3552;lloydcarrington@prepaidlegal.com,financeagent1961@yahoo.com

(c) August 30,2010;

(d) Common Stock

(e) THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

(f) Price to Public $0.25 a share; Underwriting Discount and Commissions $0.05 a share; Proceeeds to Issuer $0.20 a share.

(g) Self Underwriter/Principal Lloyd Alton Carrington Jr.(CONVICTED FELON)

(h) N/A at the time will update if and when necessary.

(i) Undeveloped Market, Principal Inexperienced operating a publicly traded company,market and interest rate risk, risk of the default by counterparty participants;borrowers ,more experienced competitors AND ANY SUBCRIBER COULD LOSE ALL OF THERE INVESTMENT.

(j) AUGUST 30,2010

Item 2. Distribution Spread

(a) Price to Public $0.25 a share per a unit; Total units offered 20 million ;Underwriting discounts and Commissions $0.05 x 20 million units;Proceed to issuer $4,750,000.00 and $250,000.00 to the Self Underwriter Lloyd A Carrington Jr.Total Maximum
Price to the Public is $0.25 x 20,000,000.00 equal $5,000,000.00 there isn't a minimum price to public,or minimum in underwriting discount and commissions, nor minimum proceeds to issuer or other persons.

(b) ALL FEES STATED ABOVE.

(c) Expenses bored by issuer is $0.05 of $5,000,000.00 or total amount of securities sold.

Item 3. Summary Information, Risk Factors and Dilution

(a) Interstate Financial Group Inc.(I.F.G.INC.) has no operating history ,absence of profitable operations in recent months ,the nature of the business of the issurer is engaged in may result in multiple conflicts of interest because of the possible exchange
and transfer of Financial Risks , Interest between counterparties ,Market Risks of Financial Markets that issurer may be party to directly are indirectly AND ANY SUBCRIBER COULD LOSE ALL OF THERE INVESTMENT.

(b) N/A

Item 4. Plan of Distribution

(a) Securities are to be offered by the Principal of I.F.G.INC. Lloyd Alton Carrington Jr. as the Principal Self Underwriter to be compensated at the rate of $0.05 x Gross Projected Offering Amount $5,000,000.00 which equals $250,000.00 Self Underwriter
is to worked and perform until offering has been fulfilled.

(b) BEEN STATED

(c) N/A

(d) N/A

(e) (1)IF ALL SECURITIES OFFERED ISN'T SOLD EXISTING SUBSCRIBER'S HAVE RIGHT TO HAVE THERE SHARES REPURCHASED BY THE ISSURER WITHIN ONE YEAR, HOWEVER THIS MUST BE AGREED TO IN WRITING BEFORE OR AT THE SIGNING OF THE INITIAL SUBSCRIPTION AGREEMENT .ADDITIONALLY THIS RIGHT IS
AVAILABLE TO ALL SUBSCRIBER'S .

(2) N/A

Item 5. Use of Proceed to Issuer

Proceeds are to be used for basic operating expenses which consist of ; Marketing, Rent for properties the Issurer may maintain, payroll for possible Independent Contractors and Employees ,Purchases of Financial Instruments Pursant to Issurer's business , the purchase of existing investment opportunities
deem to have merit pursant to the Issurer Investment objectives.

Item 6. Description of Business

(a) Narrative description of business.

(1) I.F.G.Inc. is a Commercial Hard Money/Investor incorporated in Oklahoma whose business purpose is to invest/Originate Short Term Bridge Loans on Commercial Real Estate Properties, Small to Medium sized Businesses, Distressed Commercial Real Estate Properties,Distressed Real Estate Properties, Performing/Non Performing Financial Instruments such as;
Mortgages, Real Estate Contracts, Derivative Contracts, Investment in Automobiles

,Purchase Agreements of any Commodity deemed of value by Issurer.I.F.G. Inc is a developmental company with NO FINANCIAL ARE OPERATING HISTORY. I.F.G.INC. is financial services provider in the area of small to medium sized business market .Lloyd Alton Carrington Jr is the only employee this time for I.F.G.Inc..

(2) I.F.G.Inc is a marketing driven business in the marketplace that is focused upon servicing distressed sectors of the marketplace I.F.G.Inc. pursue.

(3) N/A

Item 7. Description of Property

TBA Leased premises would be used based upon need I.F.G.Inc. is currently home based by the Principal .

Item 8. Directors, Executive Officers and Significant Employees

The Principal Lloyd Alton Carrington Jr. Age 48 comprise Item 8 items (a)-(b)Totally.

(c) Lloyd Alton Carrington Jr. Business experience the past 5 years has been as a Independent Sales Associate of Business Services.

(d) (1) N/A

(2) Lloyd Alton Carrington Jr.has a arrested record with the most recent being in Atlanta ,Ga. on about April in 2010!! Principal was charged and charged dismissed that being of Auto Theft! Principal is a investor in Automobiles and on occassion the sale of vehicles may or may not be totally completed .Between the periods of 2000 to 2010 the principal has been charged in the state of Texas convicted and/or on probation on previous occassion for crimes aganist properties.
These charges has consisted of ;Auto Theft, Forgery of Financial Instruments , and similar vehicle/property related offenses. The Principal in respect to the past of the Principal desired to take away most of the risk of all possible subscribers through all funds being remitted to a third party escrow agent or service provider in this vain separated from any control of the principal.

Item 9. Remuneration of Directors and Officers

(a) N/A Principal Lloyd Alton Carrington Jr. is Sole Director/Officer at this time.

(b) Future Remuneration Plan TO BE ANNOUNCED

Item 10.Security Ownership of Management and Certain Securityholders

Currently this is not applicable The Principal Lloyd Alton Carrington Jr. is the sole director/officer will be updated upon any material changes.

Item 11. Interest of Management and others in Certain Transactions

Currently isn't applicable since The Principal Lloyd Alton Carrington Jr. is the sole Officer/Director.

item 12. Securities Being Offered

Common Stock with no rights.

PART F/S

Currently don't apply will update upon material changes.

PART 3- EXHIBITS

WILL BE PROVIDE UPON REQUEST

Consent And Certification by Underwriter



Principal/Self Underwriter

Lloyd Alton Carrington Jr.

08/10/2010

Signatures

Dallas, Texas on August 10, 2010

Interstate Financial Group Inc.



Principal Sole Director/Officer
Lloyd Alton Carrington Jr.